Exhibit 99.1

Hotel101-Madrid marked its third month of operations since its opening last March 10, 2026, achieving several full occupancy performances in the recent weeks, demonstrating sustained market demand. Hotel101-Madrid once again reached 100% occupancy yesterday, June 10, 2026, with all rooms sold out significantly prior to the close of the day. This solidifies the continued growth in recurring room demand at the 680-room Hotel101 in Madrid as room bookings continue to surge.

In just the past 30 days, Hotel101-Madrid generated over USD2.3 million from recurring room revenues alone.

On June 10, 2026, Hotel101-Madrid recorded single-day room revenue exceeding USD100,000. This marks another strong day as average daily room revenues have continued to rise compared with the hotel’s first month of operations.

Management believes that the Hotel101 global prototype has now been polished and calibrated and is ready to hyperscale. Management intends to accelerate the replication of the cookie cutter concept towards Hotel101’s vision of 1 million rooms in 100 countries worldwide.

Hotel101’s “Global Revolution” and hyperscale up journey continues towards the goal to make Hotel101 the largest single brand hotel chain in the world.

SINGAPORE, June 11, 2026 – Hotel101 Global Holdings Corp. (NASDAQ Ticker: HBNB) (“Hotel101 Global,” “Hotel101,” “HBNB” or the “Company”) announced that its 680-room Hotel101-Madrid has again reached 100% room occupancy yesterday, June 10, 2026.

The prototype for Hotel101 Global – Hotel101-Madrid – celebrated three months of being open to the public yesterday, June 10, 2026.

In just the 30 days ending June 10, 2026, Hotel101-Madrid generated over USD2.3 million from recurring room revenues alone.

Single-day revenue yesterday, June 10, 2026, in Hotel101-Madrid again exceeded USD100,000 as the average daily total recurring room revenues continue to increase versus the average daily revenues during its first month of operations.

Management believes that the Hotel101 global prototype has now been polished and calibrated and is ready to hyperscale. Management intends to accelerate the replication of the cookie cutter concept towards Hotel101’s vision of 1 million rooms in 100 countries worldwide.

The journey continues towards the goal to make Hotel101 the largest single brand hotel chain in the world.

Management believes that Hotel101’s ‘Global Prototype’ has been fully polished, calibrated and tested and the Hotel101 worldwide “Revolution” now officially begins.

About Hotel101 Global

Listed on Nasdaq (Ticker: HBNB) with a market capitalization of approx. US$1.3 billion as of June 11, 2026. Hotel101 is an asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model. Hotel101 aims to disrupt the global hotel and hospitality sector through its unique tech-enabled business model that positions it to generate revenues twice: first from the advance sale of individual hotel units during the construction phase; and second, from long-term recurring revenue derived from day-to-day hotel operations. The expansion of Hotel101 towards its long-term goal and vision to operate 1 million rooms in 100 countries globally is expected to be driven mainly by joint ventures and license agreements with local developers in various countries worldwide.

Hotel101’s signature 21 sqm HappyRoom equipped with a practical kitchenette featuring microwave, refrigerator and kettle, luggage rack, 55” TV, free high-speed internet, work desk, modern bidet toilet, strong water pressure, and premium Emma Sleep mattresses.

Latest Photo of 680-room Hotel101-Madrid

Forward Looking Statements

This document includes certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document, including statements regarding the future financial position, business strategy, plans and objectives of management for future operations of Hotel101 Global Holdings Corp. (“HBNB”) and its subsidiaries (the “HBNB Group”), are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “set,” “expect,” “slated,” “scheduled,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning anticipated revenues, the location, expected number of rooms and expected project completion dates of projects of HBNB and projects of its associate, Hotel of Asia, Inc., HBNB’s goals and vision, the outlook for the HBNB Group’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the HBNB Group. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized. Forward-looking statements involve a number of risks, uncertainties and assumptions and actual results or events may differ materially from those projected or implied in those statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the HBNB Group’s ability manage, execute and implement its growth or expansion strategies; disagreements or disputes with the HBNB Group’s joint venture partners, including owners of pre-sold condotel units in Hotel101 hospitality projects, or the failure of such joint venture partners to perform their obligations; the HBNB Group’s exposure to risks associated with offering deferred payment schemes, including the risk of customer default; competition for the acquisition of land for new projects and risks relating to the management of its land bank; the HBNB Group’s ability to effectively compete in the highly competitive hospitality industry; decline or disruption in the travel and hospitality industries or economic downturn; liquidity risk; project cost and completion risks, and reputational risk and damage to the Hotel101 brand if projects or hotels do not meet customers’ requirements; risk relating to rights and titles over land; insurance; laws and regulations relating to real estate development and marketing activities and hotel operation and management activities; regulatory inquiries, investigations, litigation, and other disputes, including potential construction defects and other building-related claims; and other risks and uncertainties discussed in HBNB’s annual report for the year ended December 31, 2025 on Form 20-F (File No.: 001-42727) and under the heading “Risk Factors” in HBNB’s registration statement on Form F-4 (File No.: 333-287130) and other documents to be filed by HBNB from time to time with the U.S. Securities and Exchange Commission.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that are not presently known to HBNB or that HBNB currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date hereof. Forward-looking statements set forth herein speak only as of the date of this document. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.

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